February 18, 2005



Ms. Heather Tress
Staff Accountant
Securities and Exchange Commission
Washington, D.C.  20549

Re:      National Semiconductor Corporation
         Form 10-K for the fiscal year ended May 30, 2004
         Form 8-K filed December 9, 2004
         File No. 1-06453

Dear Ms. Tress:

The following is in response to the letter from the Securities and Exchange Commission Staff (the "Staff") to National Semiconductor Corporation (the "Company") dated as of December 22, 2004 (the "Comment Letter"). Your comments are included for reference, along with the Company's response to those comments.

1.   Comment:  Please  supplementally  tell us why you have not  included  stock
     -------
     compensation issues and the related stock valuations as a critical accounting policy.

     Response:  In  determining  which  accounting  policies  to  include  as  a
     --------
     "critical accounting policy" in Management's Discussion and Analysis of Financial Condition and Results of Operations, the factors that we primarily consider are (a) the impact of the policy on our financial position and results of operations and (b) the level of judgment and/or subjectivity that would be involved in regularly applying the policy. We currently account for employee stock options under APB 25 and we provide footnote disclosure of the pro forma impact of expensing the estimated fair value of stock options under SFAS 123. In applying the requirements of APB 25, we have not incurred any meaningful amounts of compensation expense from employee stock options because we grant options with an exercise price equal to the market price on the date of grant. We have not included stock compensation issues and the related stock valuations as a critical accounting policy in past filings because we do not believe that either the impact on our financial position and results of operations or the level of judgment and subjectivity has been sufficient to warrant inclusion of these matters as a "critical accounting policy."

     However, we recognize that the pending effective date for the implementation of FAS 123R will result in stock compensation expense being recorded in our statement of operations. Under the current guidelines, it is likely that the amounts recorded will be significant to our overall results of operations and could also entail a greater degree of judgment and estimation. Therefore, it is likely that we will include disclosures about stock compensation policy and use of estimates in our "critical accounting policies" in future filings once SFAS 123R becomes effective for the Company.

2.   Comment:  We note your programs with your  distributors  involving  pricing
     -------
     adjustments based on resales, scrap allowances and volume incentives. Please tell us and disclose in future filings the nature of each of these programs. Tell us and disclose in future filings how you account for any measure the accruals for these programs and tell us why. Address why you believe that the amount of your sales is fixed and determinable when you provide pricing adjustments based on resales. Supplementally provide us with a rollforward schedule, on a gross basis for each of these reserves for each period presented in your financial statements and through the latest interim period. Has your actual history of credit and allowances for each period been consistent with the reserves provided? Please explain the basis for your response.

     Response:  The following is our response to each of the points contained in
     --------
     Staff comment (2) above:

     Please tell us the nature of each of these programs
     ---------------------------------------------------

     These programs consist of the following:

     As background information, we note that the portion of the Company's consolidated net sales that are made to distributors historically ranges from 40% to 50%.

     o Allowances involving pricing and volume. We refer to this as the "contract sales debit" program.
     o A discount for early payment. We refer to this as the "prompt payment" program.
     o An allowance for inventory scrap. We refer to this as the "scrap allowance" program.

     Under the contract sales debit program, products are sold to distributors at standard published prices that are contained in price books that are broadly provided to our various distributors. Distributors are then required to pay for this product within our standard commercial terms, which are typically 30 days. After the initial purchase of the product, the distributor has the opportunity to request a price allowance for a particular part number depending on the current market conditions for that specific part as well as volume considerations. This request is made prior to the distributor reselling the part. Once we have approved an allowance to the distributor, the distributor proceeds with the resale of the product and the credits are issued to the distributor in accordance with the specific allowance that we approved. Approved allowances are tracked individually by distributor, part number and quantity. Each approved allowance has a defined time period, typically 3 to 6 months. Periodically, we issue new distributor price books. For those parts for which the standard prices have been reduced, we provide an immediate credit to distributors for inventory quantities they have on hand. At the same time, we also reduce the amount of allowance that a distributor has available on those same parts, if applicable.

     For example: Assume a distributor purchased a part from us at $1.00 and then received approval for a contract sales debit allowance of 14 cents. Then assume that prior to the distributor reselling the part, we published a new price book in which the new standard price for that part was 97 cents. We would grant the distributor an immediate credit of 3 cents for each unit of inventory on hand. And we would also reduce its approved contract sales debit allowance from 14 cents to 11 cents. Upon resale, the distributor would be granted the 11-cent allowance.

     Under the prompt payment program, distributors are granted a fixed percentage discount off the invoice price for payment earlier than our standard commercial terms.

     Under the scrap allowance program, distributors are given a contractually defined allowance to cover the cost of any scrap they might incur. The amount of the allowance is specifically agreed with each distributor.

     We will modify future filings on Form 10-K to include additional disclosure of the nature of these programs in Note 1 to our annual consolidated financial statements.

     Tell us how you account for and measure the accruals for these programs and
     ---------------------------------------------------------------------------
     tell us why
     -----------

     Under each of the contract sales debit and prompt payment programs, we reserve at the time of shipment a provision for estimated amounts that will be incurred for the program. This reserve is recorded as a net reduction in our recorded revenue and as an allowance against accounts receivable. The scrap allowance is also accrued at the time of shipment and recorded as a net reduction in our recorded revenue and as an accrued expense.

     For the contract sales debit program, we determine the appropriate amount of a reserve by utilizing historical data, which we maintain at a detail level. For example, we track allowance activity, both approvals and actual credits granted, by distributor, geographic region, and part number. We aggregate this data into groupings based on product families. We then utilize this data to determine the actual experience rates of credit granted for the various groupings. Required rates of reserve are formalized based on our analyses and embedded into our routine processing systems. As parts are shipped to distributors, the required accrual rates that correspond to those parts are systematically reserved at the time of shipment from the Company to the distributor.

     Both the prompt payment and scrap allowance programs are based on fixed percentage reductions from the invoice price. We base our reserves on these fixed percentages since our experience shows practically 100% usage rates.

     Each quarter, we update all accrual rates as necessary based on changes to our standard published prices, the most recent data and analysis pertaining to allowances approved and actual credits issued. We note that average distributor turnover of products purchased from the Company in fiscal 2004 was less than one fiscal quarter (average of 2.6 months with a range of 2.3 to 2.8 months). This turnover rate is consistent with historical experience.

     We have implemented electronic weekly resale and inventory reporting systems with each of our distributors that participates in the contract sales debit program. This provides us with accurate and timely feedback on our product resale and inventory levels in the distribution channel. In addition, we apply a combination of field and desk audit procedures within our internal control structure to periodically validate the information reported by our distributors. We believe the routine nature of our contract sale debit processes plus the business processes and controls we have implemented enable us to make timely and reasonable estimates of contract sales debit rates at the time of product shipment.

     We will modify future filings on Form 10-K to include additional disclosure on how we account for the accruals for these programs in Note 1 to our annual consolidated financial statements.

     Address  why you  believe  that the  amount  of your  sales  is  fixed  and
     ---------------------------------------------------------------------------
     determinable when you provide pricing adjustments based on resales.
     -------------------------------------------------------------------

     We account for sales of semiconductor products under SAB Topic 13A, which requires that the seller's price to the buyer be fixed or determinable as a criterion for revenue recognition. Neither SAB Topic 13A nor other authoritative literature specifically provide guidance on how to apply the fixed or determinable fee criterion to our contract sales debit program with distributors. Footnote 5 to SAB Topic 13A states the following:

     Paragraphs 26-33 of SOP 97-2 discuss how to apply the fixed or determinable fee criterion in software transactions. The staff believes that the guidance in paragraphs 26 and 30-33 is appropriate for other sales transactions where authoritative guidance does not otherwise exist.

     We use the guidance in paragraphs 26 and 30-33 of SOP 97-2 to evaluate the fixed or determinable criterion of SAB Topic 13a. Paragraph 30 of SOP 97-2 identifies factors that should be considered in evaluating the fixed or determinable fee criterion in connection with reseller arrangements. Some relevant considerations of these factors with respect to our distributor programs are as follows:

     o There have been no historical business practices, informal communications, competitive pressures, or payment patterns that indicate that payment is substantially contingent on the distributors' resale of the product.
     o Our distributors are generally large global or regional companies that are not undercapitalized and sell products from a wide range of manufacturers.

     o There is no general right of return. Distributors are compensated for damaged or obsolete products according to the contractual scrap allowance program described above.
     o We have determined that we have the ability to make timely and reliable estimates of pricing allowances as further discussed below.

     SAB Topic 13A (Paragraph 4b) addresses procedures registrants should employ in the estimation process:

     Accounting for revenues and costs of revenues requires estimates in many cases; those estimates sometimes change. Registrants should ensure that they have appropriate internal controls and adequate books and records that will result in timely identification of necessary changes in estimates that should be reflected in the financial statements and notes thereto.

     Our systems and controls, which utilize extensive histories of tracking, analyzing and verifying data, allow us to accurately estimate future contract sales debits and the required amounts to accrue in recording our net sales. We receive detailed weekly resale and inventory reporting from all our distributors participating in our contract sales debit program to maintain up-to-date market information about our products in distribution. It is important to note that we exclude the majority of our commodity products from the contract sales debit program. As a result, the main differentiator of our portfolio of products in our contract sales debit program is not price, so we have predictable market pricing patterns and predictable experience in future allowances to be granted.

     For the prompt payment and scrap allowance programs, we accrue and pay amounts based on the fixed rates we have contractually agreed with the distributors.

     We have concluded that the price is fixed or determinable on the date the shipment is made and the allowance is recorded based on our ability to make timely and reliable estimates of allowances to be processed under distributor programs.

     Has your  actual  history of credit and  allowances  for each  period  been
     ---------------------------------------------------------------------------
     consistent with the reserves provided?
     --------------------------------------

     We continuously monitor actual claimed rates against the rates assumed in our estimates to ensure that our estimates of future price allowances are reliable. To date, we have not experienced significant differences between our historical estimates and actual rates in our fiscal quarters or annual reporting periods. For example, at the end of the first quarter of fiscal 2005, we had accrued approximately $37.3 million for future price allowances as an estimate of future credits to be granted against those sales. During the second fiscal quarter of 2005, our actual credits processed approximated the same amount reflecting our history that our allowance for contract sales debits turnover mirrors our distributor inventory turnover of approximately once per quarter. We also note that over a long history of experience, the rates of allowances that we have experienced have been within a reasonably tight range.

     Supplementally provide us with a rollforward schedule, on a gross basis for
     ---------------------------------------------------------------------------
     each of  these  reserves  for  each  period  presented  in  your  financial
     ---------------------------------------------------------------------------
     statements and through the latest interim period
     ------------------------------------------------

     Below is a rollforward schedule, on a gross basis, for each of these reserves for each period presented in our financial statements and through the latest interim period (in Millions):

                                                 Contract           Prompt          Scrap
                                               Sales Debits         Payment       Allowance      Total
                                               ------------         -------       ---------      -----

         Balance at May 27, 2001                 $ 24.5             $ 2.3          $ 4.9       $ 31.7

         Additions charged against
              revenue                             119.5               5.6            8.4        133.5
         Deductions                              (122.7)             (7.0)          (9.5)      (139.2)
                                                 -------             -----          -----      -------

         Balance at May 26, 2002                   21.3               0.9            3.8         26.0

         Additions charged against
              revenue                             136.1               8.8           14.1        159.0
         Deductions                              (135.8)             (7.2)         (12.1)      (155.1)
                                                 -------             -----         ------      -------

         Balance at May 25, 2003                   21.6               2.5            5.8         29.9

         Additions charged against
              revenue                             165.4               8.4           15.5        189.3
         Deductions                              (155.5)             (8.0)         (15.1)      (178.6)
                                                 -------             -----         ------      -------

         Balance at May 30, 2004                   31.5               2.9            6.2         40.6

         Additions charged against
              revenue                              66.1               4.4            7.7         78.2
         Deductions                               (81.6)             (5.6)          (9.5)       (96.7)
                                                  ------             -----          -----       ------

         Balance at November 28, 2004            $ 16.0             $ 1.7          $ 4.4       $ 22.1
                                                  ======             =====          =====       ======


3.   Comment:  SAB Topic 13.A includes four criteria for when revenue  generally
     -------
     is realized or realizable and earned, including persuasive evidence of an arrangement. While you list the other three criteria in your revenue recognition policy, you do not state that you require persuasive evidence of an arrangement before recognizing revenue? Please tell us why your policy complies with GAAP and revise your disclosure in future filings to explain.

     Response:  Our revenue  transactions require a purchase order submitted and
     --------
     signed or electronically validated by the customer prior to our recognition of that transaction as revenue. This signed purchase order contains customary terms associated with the sale, and we believe it constitutes persuasive evidence of an arrangement. We will revise our future filings to include appropriate disclosure of this matter.

4.   Comment:  We note in your business  section  (marketing and sales) that you
     -------
     provide technical support to customers. Please supplementally and in future filings address how you account for this support service and how you comply with EITF 00-21.

     Response:  The  technical  support  that is referred  to above  consists of
     --------
     marketing activities that occur prior to sale of product to our customers and for which we have no contractual obligation and no fees are charged. The nature of the support consists mainly of (i) aiding customers in product selection, or (ii) answering a variety of questions about our products.

     With respect to post-sale obligations, we do not have any obligation to provide post-sale support of our products other than our customary warranty provisions for the return and replacement of defective product. We provide for such warranty obligations as a sales return reserve at the time of sale. Historically, our rate of warranty returns has been less than 1% of sales, as displayed in the table contained in response to staff comment 5.

     Since our sales arrangements with customers do not include multiple deliverables, we have concluded that they are not multiple element arrangements under EITF 00-21.

5.   Comment: Please tell us and revise future filings to disclose the nature of
     -------
     the return rights granted to customers resulting in reserves of $151.3 million, $174.9 million, and $207.6 million in fiscal 2002, 2003, and 2004. Tell us and disclose in future filings how you measure the amount of the accrual each period. Due to the significance of the amount accrued (9.2%, 9.5% and 9.4% of gross sales in 2002, 2003, and 2004) your discussion should be sufficiently detailed. Has your actual return history for each period been consistent with the reserves provided? Please explain the basis for your response.

     Response:  Our customers  (including  distributors) do not have contractual
     --------
     rights to return product to us except under our customary warranty provisions. The substantial majority of the amounts and activity identified in Staff comment 5 relate to the programs we discussed in our response to Staff comment 2. As indicated in that response, the allowances we grant are related to three price adjustment programs, none of which involves return of product. We reaffirm that with respect to the allowance programs, our history of actual credits granted has been consistent with the amount of reserves accrued by the Company.

     Below is a rollforward schedule, on a gross basis, for each of the reserves in Schedule II in our 2004 Form 10-K for each period presented in our financial statements and through the latest interim period (in Millions):

                                               Pricing                                            Scrap
                                               Total(1)     Returns(2)    Other      Accrual      Total
                                               --------     ----------    -----      -------      -----

         Balance at May 27, 2001               $ 31.7        $ 8.8        $ 2.2       (4.9)      $ 37.8

         Additions charged against
              revenue                           133.5         17.1          0.7                   151.3
         Deductions                            (139.2)       (19.2)        (1.5)       1.1       (158.8)
                                               -------       ------        -----       ---       -------

         Balance at May 26, 2002                 26.0          6.7          1.4       (3.8)        30.3

         Additions charged against
              revenue                           159.0         13.0          2.9                   174.9
         Deductions                            (155.1)       (14.3)        (2.3)      (2.0)      (173.7)
                                               -------       ------        -----      -----      -------

         Balance at May 25, 2003                 29.9          5.4          2.0       (5.8)        31.5

         Additions charged against
              revenue                           189.3         12.4          5.9                   207.6
         Deductions                            (178.6)       (12.6)        (2.9)      (0.4)      (194.5)
                                               -------       ------        -----      -----      -------

         Balance at May 30, 2004                 40.6          5.2          5.0       (6.2)        44.6

         Additions charged against
              revenue                            78.2          4.0          3.5                    85.7
         Deductions                             (96.7)        (5.1)        (5.4)       1.8       (105.4)
                                                ------        -----        -----       ---       -------

         Balance at November 28, 2004          $ 22.1        $ 4.1        $ 3.1     $ (4.4)      $ 24.9
                                                ======        =====        =====     ======       ======

          (1) Pricing Total consists of the three price adjustment programs detailed in response to the Staff's comment #2.
          (2)  Returns   represents  returns  from  customers  and  distributors
               related to our customary warranty provisions.

6.   Comment: In future filings,  please provide the disclosures required by APB
     -------
     18, paragraph 20 or tell us why you are not required to do so.

     Response:  Paragraph  20 of APB  18  states  that  the  significance  of an
     --------
     investment to the investor's financial position and results of operations should be considered in evaluating the extent of disclosures of the financial position and results of operations of an investee. In fiscal year 2004, total losses from equity investments were less than 5% of the Company's net income and the total recorded value of equity investments at the end of 2004 was $7.5 million, or less than 1% of total consolidated assets. We believe that these investments are not significant to our financial position or our results of operations.

     Because an equity investment met the significance test under S-X Rule 3-09 in fiscal 2003, we determined it was appropriate to provide in Note 1 to our fiscal year end consolidated financial statements the disclosures of "Combined Financial Position (unaudited)" and "Combined Operating Results (unaudited)" of our equity-method investments in accordance with paragraph 20 of APB 18. In fiscal 2004, we disposed of that equity investment and our remaining equity investments did not meet any tests of significance under Rule 3-09. Because these investments are not significant to our financial position, we respectfully submit that disclosing the individual names of our investees and our percentage ownership of common stock would not be meaningful or significant to users of our financial statements.

7.   Comment:  In future  filings,  please expand your tabular  presentation  of
     -------
     expenses to reflect charges during the year as well as offsetting items to the expense such as releases of estimates no longer considered necessary. The presentation should be a supplement to the narrative and clearly illustrate the charges taken for each type of expense and what was removed from the expense for each fiscal year presented and for each separate plan. The charge for each year should clearly match the expense on the statement of operations. Each year of expenses should be presented and reconciled to the statement of operations in this manner until the restructuring plan is completed. Refer to SFAS 146, paragraph 20(b).

     Response:  We will  revise our future  filings to include in Note 3 a table
     --------
     for each of the years presented that shows charges during the year as well as offsetting items to the expense. Each year of expenses will be reconciled to amounts recorded in the statement of operations. This disclosure will be made until restructuring plans are completed. Currently in Note 3, we provide tabular information on charges only for the current year and prior year information is presented in narrative form.

8.   Comment:  In a  related  matter  please  disclose  in  future  filings  the
     -------
     estimated costs to complete the restructuring plans and the progress to date and expected completion date. Refer to SFAS 146, paragraph 20(b).

     Response:  The Company will disclose in future filings the estimated  costs
     --------
     to complete restructuring plans, the progress to date and the expected completion date.

     At the end of Note 3, we currently provide a table summarizing activities and amounts related to restructuring costs as well as ending balances of remaining amounts accrued for future restructuring costs. As of the end of Fiscal 2004, the substantial majority of expected future costs to complete restructuring plans consists of two items, (i) future lease obligations on facilities that we have exited, and (ii) severance payments not yet disbursed to employees identified as part of the restructuring. Both of these are included in the ending accrued liability balance. We also provide narratives that explain the remaining time frame of the lease obligations. In future filings we will expand upon this disclosure and clarify the components and timing of all future expected costs to complete restructuring plans.

9.   Comment: Please supplementally tell us why you released $3.9 million during
     -------
     2004 from a total charge of $24.8 million. What occurred to cause such a significant changes in this estimate?

     Response:  The $3.9 million of reserves released during 2004 were comprised
     --------
     of the following items and released for the reasons set forth below:

     (A) $2.8 million was released that had been reserved for employees who had been originally identified for involuntary termination but were ultimately not terminated involuntarily because they either were redeployed or voluntarily left the Company prior to the severance being paid. Redeployments usually occur to fill positions that have opened up from ongoing employee attrition or turnover. Whenever we engage in a reduction in workforce, we always use specific identification to determine the number of employees who are expected to be involuntarily terminated. We note that when we identify employees for involuntary termination as part of a restructuring, such identification is not necessarily related to job performance. As a result, some employees who were originally identified for involuntary termination may eventually apply for and are selected to fill other open positions to the extent that they are qualified to perform that job. The level of redeployments in this action was higher than we originally estimated because we were exiting two different businesses and a large number of employees with unique and marketable technical skills were involved.

     (B) $0.6 million was released for contractual obligations, primarily leases, in which we ultimately achieved a more favorable outcome than was anticipated at the time the original amount was accrued. This has primarily come from subleases that we were able to subsequently secure that had more favorable terms than we had originally estimated.

     (C) $0.5 million was related to differences between our original estimates of amounts to be paid to employees identified for involuntary termination and the actual amount of severance benefits paid.

     We note that item (A) above represents a substantial majority of the total amount released during 2004. We will focus on that item in responding to the Staff's question of "What occurred to cause such a significant change in this estimate?" At the time that we took the restructuring action, we specifically identified by name all the employees that the Company planned to terminate involuntarily. We accrued severance for all employees that we believed at that time would be involuntarily terminated based on our plan. The adjustment we made was caused by a higher rate of redeployment or voluntary termination than originally anticipated. We did not have any significant change in our fundamental restructuring plan.

10.  Comment:  We note that on the  statement of operations  your  restructuring
     -------
     charges are reflected in "Special Items." In future filings, please revise to provide captions that are descriptive of the significant components of that item.

     Response:  As the  Staff  has  noted,  we  currently  display  a line  item
     --------
     captioned "Special Items" in our statement of operations. In Note 5, we then provide additional specific disclosure of each of the 5 line items that currently comprise the total included under "Special Items." We selected the caption "Special Items" because we have been unable to identify any caption that could more adequately and collectively describe all five components, which are as follows: (i) Cost reduction charges and restructuring of operations; (ii) Litigation accruals; (iii) Net intellectual property income; (iv) Net intellectual property settlements; and (v) In-process research and development charges. We do not believe it is appropriate to display all of these as individual line items on the face of the statement of operations. For example, two of the line items had amounts recorded in only one of the three years reported.

     In future filings, we will expand our disclosure to include an individual line item on the statement of operations for "Cost reduction charges and restructuring of operations" due to the nature and amounts involved. For the remaining four line items, we believe it would be appropriate to continue to aggregate those into one caption entitled "Other operating income and expense, net" on the statement of operations and provide detail footnote disclosure and description of all amounts included in that caption.

11.  Comment:  Please  supplementally  provide  further  detail  of the  amounts
     -------
     recorded in "Other income (expense), net" for fiscal years 2004 and 2003. The title "Net gain (loss) on marketable and other investments, net" implies that the gains and losses on both available for sale and equity method investments are included in this balance. If so, please state separately in future filings. In your response, specifically address where the $11.6 million gain from note 2 is reflected in 2003 (for available for sale securities) as well as the $11.6 million impairment loss in 2003 for non-marketable investments. Please provide specific detail for all other income/expense categories and which investment (available for sale, equity method, non-marketable) the income or expense is in relation to.

     Response:  Following is a table  containing  further  detail of the amounts
     --------
     recorded in "Other income (expense), net" for fiscal years 2004 and 2003 (in Millions).

                                                                         2004                    2003
                                                                         ----                    ----
         Available for sale securities
              Gain from sale                                           $ 0.5                   $ 11.6
              Loss from sale                                              -                      (1.6)

         Non-marketable investments
              Gain from sale                                             6.4
              Impairment losses                                         (0.3)                   (11.6)

         Other investments
              Impairment losses                                           -                      (2.3)
              -----------------                                          ---                     ----
         Total net gain (loss)                                         $ 6.6                   $ (3.9)
                                                                       =====                   ======

     As displayed in the table above, the $11.6 million gain reflected in Note 2 as well as the $11.6 million impairment loss for non-marketable investments are both included in the Total net loss of $(3.9) for 2003.

     In future filings, we will disclose separately the information pertaining to (i) available for sale investments and (ii) equity method investments.

12.  Comment: We see your $13.8 million impairment of technology licenses due to
     -------
     technology that is no longer utilized by the company. Please supplementally tell us if the $13.8 million was the total value of the license written off or if further amounts remain on the balance sheet. If you still have a balance related to this license please explain why if the technology is no longer used and what charges you expect to incur in the future. In a related matter, if the impairment occurred due to technology that was no longer in service, what effect did this have on your inventory? Do you have physical inventory developed from this technology that is now obsolete? Please advise.

     Response:  The $13.8 million was comprised of three items: (i) $5.5 million
     --------
     for a technology license from Microcell that was written off in total because it was intended to be used solely for a business that we were exiting and had no future alternative use; (ii) $3.3 million for a technology license from Trimedia that was written off in total, also because it was intended to be used solely for a business that we were exiting and had no future alternative use; and (iii) $5.0 million related to manufacturing process technologies we had licensed from TSMC. When we originally recorded the licensed technology from TSMC, the recorded value was specifically allocated, based on relative fair values, to the different core processes developed by TSMC that were included in our license. We wrote off the amounts for TSMC process technologies that were specifically associated with businesses we were exiting and had no further alternative use for the Company. At the time of the $5.0 million charge, our total recorded value of TSMC process technology licenses was $7.9 million. The $2.9 million of licensed technology that was not written off was comprised of core process technologies that did have future use in the Company and, accordingly, that amount has been systematically amortized over time. The current unamortized balance of this licensed technology is approximately $0.1 million.

     At the time of the restructuring, we did not have any physical inventory on hand associated with the licenses that were written off nor do we have any inventory today associated with these technologies.

13.  Comment:  Please tell us and disclose in future  filings the nature of your
     -------
     asset retirement obligations with respect to manufacturing facilities. Explain to us in further detail why you do not have the ability to estimate the fair value of your liability as defined in SFAS 143, paragraphs 3 - 10.

     Response: All of our manufacturing  facilities are owned by the Company. As
     --------
     a result, our legal asset retirement obligations for such manufacturing facilities would arise primarily from local laws and statutes that may establish minimum standards or requirements in the event that a company in that locale were to shut down or otherwise exit or abandon a manufacturing facility. Currently, we cannot determine when we might shut down or abandon our existing manufacturing sites. We also cannot determine what the condition of such manufacturing facilities would be at the point of shut down or abandonment. As our circumstances are similar to those described in paragraph A14 of SFAS 143, we do not have the ability to determine a fair value of legal asset retirement obligations for our manufacturing facilities.

14.  Comment:  Supplementally and in future filings,  please disclose the nature
     -------
     and amount of any significant item included in your "reserves and accruals"
     item in your reconciliation of deferred tax assets.

     Response:  The 2004  balance in the  "Reserves  and  accruals"  item in the
     --------
     reconciliation of deferred tax assets is $196.3 million. This amount can be further disaggregated into the following categories, which we plan to disclose in future filings:

                      Equity investments                                  $24.4
                      Deferred compensation                                34.9
                      Research and development expenditures                56.9
                      Accrued liabilities                                  46.7
                      Inventory                                            23.8
                      Fixed Assets and Amortization                         9.6
                                                                            ---
                          Total                                          $196.3
                                                                         ======

15.  Comment:  We note your  disclosure  of $22.1  million of U.S. net operating
     -------
     losses, $215.9 million of state net operating losses, $176.8 million of U.S. credit carryovers, $98.9 million of state credit carryovers and non-U.S. NOLs and tax credits of $365.6 million. Please supplementally reconcile these amounts to what is disclosed in the reconciliation of deferred tax assets.

     Response:  Following is a reconciliation  of the amounts  identified in the
     --------
     Staff's comment to what is disclosed in the reconciliation of deferred tax assets. We will use "NOLs" as an abbreviation of "net operating losses":

                                                          Disclosed      Deferred Tax
           Item                                           Amount         Asset Amount*
           ----                                           ------         -------------

           US NOLs                                           $22.1              $7.7
           State NOLs                                        215.9              18.2
                                                                                ----
                  Amount displayed in Note 9                                    25.9
                                                                                ----

           US credit carryovers                              176.8             176.8
           State credit carryovers                            98.9              66.0
                                                                                ----
                  Amount displayed in Note 9                                   242.8
                                                                               -----

           Non-US NOLs and
             other allowances                               $365.6              $7.0
                                                            ======              ====

          * The Deferred Tax Asset amount generally reflects the tax-affected amounts of the corresponding amounts appearing in the "Disclosed Amount" column.

16.  Comment:  We see that you had an  "outstanding  advance"  with a  financial
     -------
     institution to repurchase shares of your common stock at a fixed price. Please tell us and disclose in future filings the significant terms of the agreement. Tell us and disclose in future filings how you accounted for this agreement and supplementally cite the accounting literature you relied upon.

     Response:  The outstanding advance relates to a contract with an investment
     --------
     bank utilized to repurchase shares of our common stock at a fixed price. The contract required us to make an advance cash payment of $60 million to the investment bank, which payment was made in May 2004. Under the terms of the agreement there were four valuation dates which determined the form of the periodic settlements of the contract. Two valuation dates occurred in May 2004 and two occurred in June 2004. Each valuation date involved one-fourth of the consideration advanced to the investment bank ($15 million).

     On each valuation date, if the price of our common stock was equal to or below $21.26 (the determination price in the agreement) we would receive from the investment bank the number of common shares equal to $15 million divided by the fixed settlement price (ranging from $20.30 to $20.52) provided in the agreement for that date. If the price of our common stock on the valuation date was above $21.26, we would receive a cash payment (ranging from $15.5 million to $15.7 million) from the investment bank provided in the agreement for that date.

     As of May 30, 2004, two settlements had occurred resulting in the repurchase of 365,494 shares of common stock and the receipt of $15.6 million in cash from the investment bank. As of May 30, 2004, two settlements were pending. The remaining $30 million of the advance payment to the investment bank was reported as a reduction in additional paid in capital, net of the $0.6 million return realized from the May cash settlement that was credited to paid-in capital.

     The advance payment was accounted for as a note receivable and reduction to additional paid-in capital in accordance with EITF Issue No. 85-1. This transaction is similar to the transaction described in the September 23, 2003 Agenda Committee Report of the EITF. The Committee Report discusses three alternative accounting views but decided not to add the issue to the agenda at the time. We accounted for the contract consistent with View B of that report, which is as follows:

     The transaction(s) results in a hybrid instrument that is not a derivative and does not contain a derivative that should be bifurcated. Account for the instrument as a combined instrument, a note receivable, pursuant to the guidance in Issue 85-1.

     Because of the highly technical nature of this item, we discussed this accounting treatment at the time of the transaction with KPMG LLP, which consulted with Michael Pierce of its national office. KPMG LLP concurred with the accounting treatment.

17.  Comment: Please supplementally provide us with the following:
     -------

     (A) A list of explanation of the organization and scope of the financial information reviewed by your CODM.
     (B) A list of identified operating segments. Please note that we are referring to identified and not reportable operating segments.
     (C) An explanation of which of your identified operating segments are aggregated, including the reasons for the aggregation and why the aggregation complies with paragraph 17 of SFAS 131. That is, explain why the aggregation is consistent with the objective and basic principles of SFAS 131, why the segments have similar economic characteristics, and why they meet each of the specified criteria. Your response should address how you analyzed whether or not the segments have similar economic characteristics and quantify the measures you reviewed in making that determination.
     (D) Explain how you measured the identified segments, as revised for aggregation, against the quantitative thresholds to determine if they are reportable segments. Specifically address paragraph 18(c) of SFAS
          131. We note that you present the majority of your segment assets in the "all others" category. Tell us why the majority of the assets is allocated to this category, considering the majority of the revenues are attributable to the analog segment.
     (E) After you identified your reportable segments based on the threshold criteria, explain whether and how you aggregated segments that do not meet the quantitative thresholds. Were a majority of the aggregation criteria met?

     Response:  Following are our responses  corresponding to the lettered items
     --------
     listed in the Staff's comment above:

     (A) For fiscal 2004, our business units were organized into six groups as follows: the Analog Group, the Displays and Wireless Group, the PC and Networking Group, the Custom Solutions Group, the Imaging Group and the Information Appliance Group. Each of these groups is comprised of product line business units.

          Our operating segments have been defined at the business unit level that is one level below the group, which represents the lowest level in the organization for which the CODM reviews financial information.

          Examples of reports used by the CODM include:
          Total Company Daily Summary (Bookings)
          Weekly Staff Meeting package
          Backlog Trend, Total Company (By Period)
          Financial Brief (CFO report to CEO)
          Booking and Billings Summary

          Substantially all of the Company's revenues are attributed to the product line business units. In addition to our business units, we have a centralized worldwide marketing and sales organization, a centralized manufacturing and technology organization, and centralized organizations for information systems, finance, human resources and legal. Costs of these centralized organizations are allocated to the product line business units.

     (B) Following is a list of our identified operating segments in fiscal 2004 (listed in alphabetical order):

          Advanced PC (APC, Server Desktop, Notebook)
          Amplifiers
          ASIC & Telecom
          Audio
          Communications
          Cores
          Corporate
          CSS
          Data Conversion
          DCD
          Direct Contracts
          Displays (Flat Panel, CRT, Other Displays)
          DVD
          Enhanced Solutions
          Foundry
          Foveon
          Geode
          Imaging
          Information Appliance
          Interface
          Portable Power
          Power Management
          Standard Analog
          Wireless (RF Products, Digital Cordless, Wireless other)

     (C) The following operating segments have been aggregated into a single larger operating segment called the Analog segment:

          Amplifier
          ASIC & Telecom
          Audio
          Communications
          Data Conversion
          Displays (Flat Panel, CRT, Other Displays)
          Enhanced Solutions
          Imaging
          Interface
          Portable Power
          Power Management

          Standard Analog
          Wireless (RF Products, Digital Cordless, Wireless other)

          The aggregation of the Analog operating segments is consistent with the objectives of Statement 131 to provide an understanding of our operating performance and future net cash flows. All of the operating segments that we have aggregated into the Analog operating segment have similar economic characteristics. The products are similar in nature and they are manufactured using similar production processes. The customer base for these operating segments is similar and we use similar methods to distribute the products from these operating segments to our customers.


          Following are key points explaining our basis for conclusions:

          i)   Aggregation meets the objectives of the Statement 131.
               The objective of the statement is to provide information about performance of the enterprise and prospects of future cash flows through the eyes of management. Management describes its strategy as being the premier analog company and regularly discusses and measures its performance in the context of its analog business. WSTS (World Semiconductor Trade Statistics) publishes market data according to an "analog" segment definition. WSTS is an industry-recognized source of reports designed to provide meaningful and timely comparative data as well as indicators of business trends. Aggregation of operating segments into the Analog operating segment provides users of our financial statements with information about our performance and prospects for future cash flows on a segment basis that is consistent with the views of management and is also comparable to an industry recognized segment definition.

          ii)  Aggregated segments have similar economic characteristics.
               We performed analyses of expected long-term average gross margins of the aggregated Analog operating segments to evaluate economic similarity, utilizing both historical and projected data. The results of our analyses determined that the gross margins of the aggregated Analog operating segments are expected to have economic similarity. Accordingly, they meet the "similar economic characteristics" requirement for aggregation under Statement 131. In evaluating whether gross margins demonstrate economic similarity, we considered whether the measure for each segment:
               o Falls within a close range. Our analyses indicate that historic gross margins of these segments had a mean of 53% with a standard deviation of 13% and projected future gross margins had a mean of 58% and a standard deviation of less than 10%.
               o Follows the same trend. Our analyses indicate that the change in the gross margin of each operating segment is positively correlated (moves in the same direction) with the change in the gross margin of the aggregated Analog segment.

                    This conclusion was based on a correlation analysis using the greater of 10 years or the total number of years available of historical gross margin data for each operating segment with a median correlation coefficient of 0.65.

          iii) Products are similar in nature.
               The majority (75 percent or greater) of the products of each operating segment included in the Analog segment are classified as "analog" based on the industry-accepted technology definition. We referred to the WSTS "analog" segment definition in making this determination.

          iv)  Products are manufactured under similar production processes.
               The products in the Analog segment are manufactured using similar techniques and equipment at our manufacturing facilities.

          v)   Customers  and  channels of  distribution  are similar.
               The Analog segment's products are marketed to electronic device manufacturers either directly (for larger customers) or through distributors (for smaller customers).

          In contrast, the remainder of our operating segments do not meet the aggregation criteria for inclusion in the Analog segment. In particular, the products of these excluded segments do not meet the "similar in nature" criterion because the majority do not constitute analog products under accepted industry definitions. In addition, none of these other operating segments have been aggregated with each other because the nature of their respective products differ based on industry definitions.

          Following are the operating segments that have not been aggregated under the Analog segment. Each is a separate operating segment and is included in the category "All Other:"

          Advanced PC (APC, Server Desktop, Notebook)
          CSS
          DCD
          DVD
          Geode
          Cores
          Information Appliance
          Foveon
          Direct Contracts
          Foundry
          Corporate

     (D) The following explains how we determined reportable segments in accordance with the quantitative thresholds outlined in paragraph 18.

          (1)  10 percent sales test:
               All sales were to external customers as we had no intersegment sales in fiscals 2004, 2003 and 2002. Sales for the Analog segment were $1,664.7 million in fiscal 2004 or 84 percent of the combined sales of all reported operating segments ($1,983.1 million) and met the test for a reportable segment. We measured sales for each of the remaining operating segments and no individual operating segment's sales met the 10 percent test (i.e. range was 0-5 percent) for a reportable segment. Since the Analog segment at 84 percent exceeded 75 percent, no additional operating segments were required to be considered for disclosure as a reportable segment under the consolidated revenue test required by paragraph 20 of Statement 131.

          (2)  10 percent profit or loss test:
               10 percent profit or loss threshold is met when the absolute amount of the operating segment's reported profit or loss is 10 percent or more of the greater, in absolute amount, of (1) the combined reported profit of all operating segments that did not report a loss or (2) the combined reported loss of all operating segments that did report a loss. Since the combined profit of operating segments with reported profits in fiscal 2004 was $427.8 million and the combined losses of operating segments with reported losses was $(95.8 million), the absolute amount of the threshold for this test was $427.8 million. The Analog segment had a reported profit of $395.1 million in fiscal 2004, or 92 percent of $427.8 million, and met the test for a reportable segment. Since none of the other operating segments' profit or loss in fiscal 2004 was greater than 10 percent of $427.8 million, no additional operating segments met the test for a reportable segment.

          (3)  10 percent asset test:
               10 percent of consolidated total assets was $228.0 million at the end of fiscal 2004. Total assets of the Analog segment were $304.4 million at the end of fiscal 2004 and met the test for a reportable segment. No other operating segment had assets equal to or greater than $228.0 million at the end of fiscal 2004, so no additional operating segment met the test for a reportable segment.

               We note that the largest components of the Company's total assets are property plant and equipment, cash and investments, and inventories. These three items comprised 65% of the Company's total assets as of the end of fiscal 2004. The majority of the Company's property, plant and equipment resides within our centralized manufacturing organization and is not allocated to individual operating business units. Cash and investments are centrally controlled by our headquarter operations and are not allocated to individual operating business units. In accordance with paragraph 21 of Statement 131, the assets of business activities and operating segments that are not reportable segments are combined and disclosed in the category "All Others." We have specifically disclosed that segment assets include those assets that are specifically dedicated to an operating segment and include inventories, equipment, equity investments, goodwill and amortizable intangible assets.

          (E) No other operating segments have been aggregated based on the above threshold criteria. The non-Analog operating segments fail comparability to Analog on one or more of the criteria necessary to be met under paragraph 17a-e for aggregation. Each of these remaining operating segments also fails comparability with one another on one or more of the criteria necessary for aggregation. Accordingly, none of the other operating segments have been aggregated with or into a reportable segment but rather are included in the "All Others" column in Note 14.

18.  Comment:  Please  report the  revenues  from  external  customers  for each
     -------
     product and service for each group of similar products and services unless it is impracticable to do so. If providing the information is impracticable, then please disclose that fact. See paragraph 37 of SFAS 131.

     Response:  Our revenues  from  external  customers are derived from (i) net
     --------
     sales of semiconductor products and (ii) net sales of engineering-related services. In 2004, net sales from engineering-related services was less than 4% of total Company net sales. Since the sale of engineering services is not a material component of our total net sales, we have concluded that a separate disclosure of net sales of engineering-related services is not required under paragraph 37. Additionally, since our semiconductor product sales all pertain to integrated circuit components, we have concluded that they constitute a group of similar products for purposes of complying with paragraph 37 of SFAS 131. In future filings, we will include additional narrative to clarify this matter.

19.  Comment:  In  future  filings,   please  provide  disclosures  about  major
     -------
     customers or tell us why you are not required to do so. We note in your business section under "Customers" that you have two large distributors that accounted for 10% or more of your sales. Refer to SFAS 131, paragraph 39.

     Response:  In future  filings,  we will  include  disclosures  about  major
     --------
     customers in Note 14 "Segment and Geographic Information".

     Currently, we provide disclosures about customers in Note 2. Specifically, under the subheading "Concentrations of Credit risk" in Note 2, we disclose information on customers that accounted for 10 percent or more of our total net sales and also what portion of our total sales was generated from our top ten customers. In future filings, we will also include the appropriate customer disclosures in Note 14 in accordance with paragraph 39 of SFAS 131.

20.  Comment:  We note your  disclosure  of  non-GAAP  information  "Net  income
     -------
     excluding special gain and tax benefit in fiscal 2005 and special charges in fiscal 2004" and the related non-GAAP basic and fully diluted earnings per share amounts. The adjustments presented to net income to arrive at the non-GAAP income, $7.0 million in 2004 and $5.3 million in 2003 are not specifically identified and explained. Your reconciliation should clearly present the non-GAAP item reconciled to the closest GAAP measure and the adjustments should be specifically identified and explained. In addition, you should present a reconciliation for each non-GAAP measure. Please revise future filings to comply. Also, your explanation of the reasons for the presentation of non-GAAP items should address all non-GAAP items presented.

     Response:  In future  filings,  we plan to continue to provide  appropriate
     --------
     disclosure of notable items that are included in net results of operations. However, it is also our intent to limit the presentation of non-GAAP information, such as "Net income excluding gains and charges" (example only). In the event that we do disclose any such non-GAAP information, we will provide appropriate and clear reconciliations between the non-GAAP information and the closest GAAP measure and we will identify and explain adjustments made in arriving at the non-GAAP information.

                                       ***

The Company acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosures in the filing;
     o Comments from the Staff or changes to the disclosure in response to the Staff comments do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing; and
     o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Bob DeBarr,  Corporate  Controller,  at (408)  721-6455 or me at
(408) 721-2436 if you have any questions regarding our responses contained in this letter.

Very truly yours,

NATIONAL SEMICONDUCTOR CORPORATION



Lewis Chew
Senior Vice-President, Finance and Chief Financial Officer